Mail Stop 3-8

							 September 3, 2004




By Facsimile and U.S. Mail

Mr. Monroe G. Milstein
President and Chief Executive Officer
Burlington Coat Factory Warehouse Corporation
1830 Route 130
Burlington, New Jersey  08016

Re:    Form 10-K for the year ended May 29, 2004
          Form 10-K/A for the year ended May 29, 2004
          File No.  1-8739

Dear Mr. Milstein:

We have completed a review of the above referenced filings. Our review was limited primarily to your Item 9A disclosures, the accuracy of the certifications provided by your officers, and certain other disclosures. The review resulted in the following accounting comments. All page references are keyed to the filings you submitted in electronic form on EDGAR.

FORM 10-K/A FOR THE YEAR ENDED MAY 29, 2004

General

1. Where a comment below requests additional disclosures to be included, please show us in your supplemental response what the revised disclosures will look like. These additional disclosures should be included in your future filings.

Item 7. Management`s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 31
General

2. In a separately captioned section, please disclose any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition. Your discussion should include all of the information that is now required by Item 303(a)(4) of Regulation S-K. If there are none, please state this in your disclosures.

Contractual Obligations, page 31

3. Please consider revising your contractual obligations table to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe interest payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements.
Refer to Item 303(a)(5) of Regulation S-K.

Item 9A.  Controls and Procedures, page 33

4. Your disclosures regarding the evaluation of disclosure controls and procedures do not comply with the requirements of Item 307 of Regulation S-K. Your disclosures state that the officers "concluded that such disclosure controls and procedures are adequate" rather than stating that the disclosures controls and procedures are effective as required. Please revise your disclosures accordingly and amend your Form 10-K to reflect these changes. You should also file with your amendment new certifications from your principal executive officer and your principal financial officer.

Item 15.  Exhibits, Financial Statement Schedules and Reports on Form
8-K

(a)  The following documents are filed as part of this report

1. Financial Statements

Notes to Consolidated Financial Statements
Note 1.  Summary of Significant Accounting Policies

General

5. Please disclose in a footnote the types of amounts you include in the cost of sales
5.             and the selling and administrative expense line items.
Please tell us whether you include inbound freight charges,
purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item.  If you currently exclude a portion of these costs from cost of sales, please disclose:
a.	in a footnote the line items that these excluded costs are
included in and
			the amounts included in each line item for each period
presented, and
		b.	in MD&A that your gross margins may not be comparable
to those of
			other entities, since some entities include all of the costs related to their
			distribution network in cost of sales and others may exclude a
			portion of them from gross margin, including them instead in a line item
			such as selling and administrative expenses.

6. Please disclose in a footnote the specific nature and timing of allowances and credits received from a vendor in connection with the purchase or promotion of the vendor`s products, such as slotting fees, payments under buydown agreements, co-operative advertising fees, and other consideration. Disclose the statement of income line item in which each of these types of payments is included. For any amounts netted against expense line items other than cost of goods sold, also disclose the amounts netted against each expense line item for each period presented. Refer to EITF 02-16.

2.  Financial Statement Schedules

Schedule II - Valuation and Qualifying Accounts, page 68

7. Please revise this schedule to include your estimate of sales returns and allowances, or provide us support for excluding this estimate from your schedule. Refer to Rules 5-04(c) and 12-09 of Regulation S-X.

Exhibits 31.1 and 31.2

8. The certifications provided with Form 10-K/A did not contain a current date and incorrectly referenced Form 10-K instead of Form 10-K/A. Further, the certifications included the title of each officer in the first sentence of each certification and could be interpreted as a limitation on the capacity in which the officer provided the certification. With respect to your new certifications, please revise your certifications to include a current date and delete the title of each officer from the first sentence of each certification since they should be in the exact format provided by Item 601(b)(31) of Regulation S-K.

General

Please send us your response to our comments within ten days from the date of this letter. You should provide a cover letter keying your response to our comments, and provide the requested supplementary information, if any. Where our comment requests you to revise future filings, we would expect that information to be included in your next filing. If you believe complying with our comment is not appropriate, please tell us why in your letter. Your supplemental response should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101 (a) of Regulation S-T.




If you have any questions regarding our comment, please direct them to Milwood Hobbs at (202) 942-2846 or, in his absence, to the undersigned at (202) 942-1774. Any other questions regarding disclosure issues maybe directed to H. Christopher Owings at (202) 942-1900.

							Sincerely,



							Rufus Decker
							Assistant Chief Accountant


Mr. Monroe G. Milstein
Burlington Coat Factory Warehouse Corporation
September 3, 2004
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